UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Restructuring in Spain

On July 31, 2014, Atento S.A. (the “Company”) reached an agreement with the majority unions in Spain providing for the termination of up to 672 employees. The agreement was ratified by employee referendum on August 6, 2014. Dismissals of such employees started immediately thereafter. An appeal against this agreement was filed by a minority of the unions before the Spanish National Court, claiming that the restructuring was null and void on a number of grounds. On November 12, 2014, the court issued its decision, and rejected each of the minority unions’ claims, except with respect to the claim that there was a defect in the referendum procedure conducted by the majority unions. The court ruled that there was a defect in the majority unions’ referendum procedure, and as a result, declared the Company’s headcount reduction plan to be null and void. The court, based on that nullity, declared that the Company must reinstate all dismissed employees and pay their salaries in full for the period from when they were dismissed until reinstatement. The employees would be required to pay back the severance payments received upon termination. On November 19, 2014, the Company appealed this decision before the Spanish Supreme Court.

On December 16, 2014, the Spanish National Court approved a settlement agreement reached between the Company’s subsidiary in Spain and all seven trade unions with representation in the legal procedure to resolve the judicial procedure regarding the Company’s headcount reduction process through a collective dismissal program. The agreement provides for a headcount reduction of 476 employees of the total initially proposed headcount in the collective dismissal program.

According to the agreement reached, 179 employees will be readmitted to their prior positions with the Company on the terms they had before the process began, including receiving the same salary.

This unanimous agreement and its approval by the Spanish National Court bring to an end the process and reflect the efforts of all parties involved to reach a beneficial solution for all stakeholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Mauricio Montilha
Mauricio Montilha Chief Financial Officer

Date: December 17, 2014